# Our Sphere Inc.

Financial Statements

December 31, 2024 and 2023

# Table of Contents

# Independent Accountant's Review Report

To Management of:
Our Sphere Inc.

We have reviewed the accompanying financial statements of Our Sphere Inc. (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and these conditions raise doubt about the Company's ability to continue as a going concern. Management’s evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

____________________________________

Tesseract Advisory Group LLC
OWINGS MILLS, MD
April 24, 2025

**Our Sphere Inc.**

Balance Sheets

As of December 31, 2024 and 2023

| | 2024 | 2023 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 315,631 | $ 2,111 |
| Accrued revenue | 8,613 | 1,374 |
| Prepaid expenses | 883 | - |
| **Total current assets** | 325,127 | 3,485 |
| **Noncurrent assets** | | |
| Trademark, net | 2,600 | 2,100 |
| **Total noncurrent assets** | 2,600 | 2,100 |
| **Total assets** | $ 327,727 | $ 5,585 |
| | | |
| **Liabilities and stockholders' equity** | | |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued expenses | 292,902 | 126,591 |
| Deferred revenue | 15,000 | 75,000 |
| **Total current liabilities** | 307,902 | 201,591 |
| **Noncurrent liabilities** | | |
| Convertible notes | 665,641 | 382,455 |
| SAFE liability | 1,262,550 | 262,000 |
| **Total noncurrent liabilities** | 1,928,191 | 644,455 |
| **Total liabilities** | 2,236,093 | 846,046 |
| **Stockholders' equity** | | |
| Preferred stock, 2,519,684 shares authorized; xxx shares issued and outstanding, respectively; $0.001 par value per share | 2,520 | 2,520 |
| Common stock, 12,850,394 shares authorized; 8,000,000 shares issued and outstanding; $0.0001 par value per share | 800 | 800 |
| Additional paid-in capital | 1,997,479 | 1,997,479 |
| Accumulated deficit | (3,909,165) | (2,841,260) |
| **Total stockholders' equity** | (1,908,366) | (840,461) |
| **Total liabilities and stockholders' equity** | $ 327,727 | $ 5,585 |

**Our Sphere Inc.**

Statements of Income

For the years ended December 31, 2024 and 2023

| | 2024 | 2023 |
|---|---|---|
| **Revenues** | | |
| Consulting revenue | $ 60,000 | $ 80,000 |
| Mutual fund revenue | 9,263 | 3,318 |
| **Total revenues** | 69,263 | 83,318 |
| Cost of revenues | 900,287 | 849,798 |
| **Gross profit (loss)** | (831,024) | (766,480) |
| **Operating expenses** | | |
| Salaries, benefits, and payroll expenses | 597 | 125,672 |
| Advertising and promotion | 99,398 | 87,766 |
| Communications and information technology | 15,526 | 20,732 |
| Legal and other professional fees and services | 20,150 | 17,002 |
| Memberships and licenses | 2,986 | 4,192 |
| Office supplies | - | 1,907 |
| Sales support and outside services | (459) | 140,280 |
| Travel, meals and entertainment | 7,090 | 24,582 |
| Other selling, general and administrative expense | 958 | 1,417 |
| Taxes other than income taxes | 450 | 1,275 |
| **Total operating expenses** | 146,696 | 424,825 |
| **Operating income (loss)** | (977,720) | (1,191,305) |
| **Other income (expense)** | | |
| Interest income | 466 | 615 |
| Interest expense | (90,651) | - |
| **Total Other income (expense)** | (90,185) | 615 |
| **Net income (loss)** | $ (1,067,905) | $ (1,190,690) |

**Our Sphere Inc.**

Statements of Changes in Stockholders' Equity

For the years ended December 31, 2024 and 2023

| | Preferred Stock Shares | Preferred Stock Amount | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at January 1, 2023 | 2,519,684 | $ 2,520 | 8,000,000 | $ 800 | $ 1,997,479 | $ (1,650,570) | $ 350,229 |
| Net income (loss) | - | - | - | - | - | (1,190,690) | (1,190,690) |
| **Balance at December 31, 2023** | 2,519,684 | 2,520 | 8,000,000 | 800 | 1,997,479 | (2,841,260) | (840,461) |
| Net income (loss) | - | - | - | - | - | (1,067,905) | (1,067,905) |
| **Balance at December 31, 2024** | 2,519,684 | $ 2,520 | 8,000,000 | $ 800 | $ 1,997,479 | $ (3,909,165) | $ (1,908,366) |

**Our Sphere Inc.**

Statements of Cash Flows

For the years ended December 31, 2024 and 2023

| | 2024 | 2023 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | $ (1,067,905) | $ (1,190,690) |
| **(Increase) decrease in operating assets:** | | |
| Prepaid expenses | (883) | - |
| Other assets | (7,239) | (1,374) |
| **Increase (decrease) in operating liabilities:** | | |
| Accounts payable and accrued liabilities | 166,311 | (6,023) |
| Other liabilities | (60,000) | 75,000 |
| **Net cash provided by (used in) operating activities** | (969,716) | (1,123,087) |
| **Cash flows from investing activities** | | |
| Purchase of intangible assets | (500) | (900) |
| **Net cash provided by (used in) investing activities** | (500) | (900) |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of convertible debt | 283,186 | 382,455 |
| Proceeds from issuance of SAFE's | 1,000,550 | 262,000 |
| **Net cash provided by (used in) financing activities** | 1,283,736 | 644,455 |
| **Net increase (decrease) in cash, cash equivalents, and restricted cash** | 313,520 | (479,532) |
| Cash, cash equivalents, and restricted cash at beginning of year | 2,111 | 481,643 |
| **Cash, cash equivalents, and restricted cash at end of year** | $ 315,631 | $ 2,111 |

## 1. Summary of Significant Accounting Policies

### a. Nature of Operations

Our Sphere Inc. (the Company) was incorporated in Delaware on February 15, 2021 as a Public Benefit Corporation. The Company is a VC-backed brand that makes it easy for everyone to invest their retirement savings in a climate friendly way. It offers financial products that make it easy for employers to offer climate-friendly investment options in their existing 401(k) and similar retirement plans. As a Public Benefit Corporation, the Company's public benefit is education about climate change, which it holds as a goal equal to that of maximizing shareholder value.

### b. Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

### c. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

### d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

### e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company has no assets or liabilities requiring fair value measurements.

**f. Income Taxes**

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023 consists of the following:

| | 2024 | 2023 |
|---|---|---|
| Net Operating Loss Carryforwards | $ 2,766,008 | $ 2,760,800 |
| Valuation Allowance | $ (2,766,008) | $ (2,760,800) |
| Net Provision for income tax | - | - |

**g. Cash and Cash Equivalents**

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

**h. Intangible assets**

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the intangible assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively.  Intangibles assets that have an indefinite live are not amortized, but rather are tested for impairment annually or if events or a change in circumstance have occurred that indicate possible impairment. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized.

Intangible assets assessed by the company with indefinite useful lives are not amortized, but are reviewed each period to determine whether the assessment of indefinite life continues to be supportable.  If not, the intangible assets are prospectively accounted for with a finite useful life.

The Company has been issued one trademark on the brand name Sphere. The useful life of this trademark asset is indefinite as it is actively used and can be renewed.

**i. Revenue Recognition**

The Company earns revenue as a percentage of its assets under management in its fund product, known as a Net Expense Ratio. For its first product, that Net Expense Ratio is 0.07% annually, earned as one twelfth of that amount on a monthly basis. The Company plans to launch future products that will have higher expense ratios.

In addition to earning revenue on its fund product, the Company has received grants for specific work relating to making easy for everyone to access climate-friendly investing in their retirement plans. This revenue is recognized on a straightline basis across the months during which the work is performed and is recorded as consulting income. Consulting fees that are paid but not yet earned related to this grant work are recorded as a deferred revenue liability.

**j. Advertising Costs**

Advertising costs are expensed as incurred. Advertising expense was $99,398 and $87,766 in 2024 and 2023, respectively.

**k. Cost of revenues**

Cost of revenues includes fees paid to the fund investment advisor, administrator, custodian, distributor, trustees, and lawyers, along with costs associated with listing the fund on brokerage and 401(k) platforms. These costs are expected to grow less quickly than revenue as assets under management grow.

**2. Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses consisted of the following at December 31, 2024 and 2023:

| | 2024 | 2023 |
|---|---|---|
| Trade accounts payable | $ 202,251 | $ 83,211 |
| Accrued expenses | - | 43,380 |
| Interest payable | 90,651 | - |
| **Total accounts payable and accrued expenses** | $ 292,902 | $ 126,591 |

**3. Stockholders' equity**

The Company has the authority to issue 12,850,000 shares of common stock, par value of $0.0001 per share and 2,519,684 shares of preferred stock, par value of $0.001 per share. As of December 31, 2024 and 2023, the total number of common stock shares issued and outstanding was 8,000,000. As of both December 31, 2024 and 2023 there was 2,519,684 shares of preferred stock outstanding.

Each unit of common and preferred stock has 1 voting right.

**4. Convertible notes**

During 2023, the Company issued convertible notes payable for a total principal amount of $382,455. During 2024, the Company issued convertible notes payable for a total principal amount of $283,186. The convertible notes payable carry a 15% interest rate and at any time after the third anniversary of the closing date, holders of the note may demand repayment of the principal plus accrued interest within five days of the demand.

Upon the completion of a future preferred stock offering of the Company, the convertible notes (principal and accrued interest) will convert, at the investor's option, into preferred stock of such offering upon the same terms and conditions as the other investors, subject to the Valuation Cap described below.

The convertible notes will have a Company valuation cap of $15,000,000 (the "Valuation Cap"); accordingly, upon conversion as part of a future preferred stock financing, the price per share of the preferred stock that an Investor is issued shall be the lower of (a) the price per share paid by the cash investors in such financing and (b) the Valuation Cap divided by the Company Capitalization (which shall be defined in the same way the term is defined in the Company's existing SAFEs).

**5. SAFE notes**

During 2023 and 2024, the Company entered into non-refundable Simple Agreements for Future Equity ("SAFE") notes with investors, which gives the investor the right to certain shares of the Company's preferred stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate on the initial closing of an equity financing. The SAFEs will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price. The post-money valuation cap is $15,000,000.

As of December 31, 2024 and 2023, there was $1,262,550 and $262,000 of SAFE agreements outstanding, respectively.

**6. Commitments and contingencies**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

**7. Going concern**

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2024 the Company incurred losses from operations of $1,067,905 (2023 - $1,190,690). These factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign and other sources. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**8. Subsequent Event**

On January 28, 2025 an investor invested $25,000 in Sphere via the same SAFE note as prior SAFE note investors. The SAFE has a post-money valuation cap of $15M.

On March 28, 2025, an investor invested $10,000 in Sphere via the same SAFE note as prior SAFE note investors. The SAFE has a post-money valuation cap of $15M.

Management evaluated all activity of the Company through April 24, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.